TOTAL’s SALES IN THE FIRST HALF OF 2004

Exhibit 99.6

1. CONSOLIDATED SALES

	2004	2003
	TOTAL	TOTAL
	(million euros)	(million euros)

UPSTREAM
First quarter	8 992	8 186
Second quarter	8 088	6 894

	17 080	15 080

DOWNSTREAM
First quarter	17 824	19 418
Second quarter	19 894	16 336

	37 718	35 754

CHEMICALS
First quarter	4 815	4 704
Second quarter	5 045	4 288

	9 860	8 992

HOLDING
First quarter	53	39
Second quarter	18	33

	71	72

Consolidation eliminations of internal sales

First quarter	-3 824	-4 044
Second quarter	-4 148	-3 204

	-7 972	-7 248

CONSOLIDATED SALES

First quarter	27 860	28 303
Second quarter	28 897	24 347

	56 757	52 650

2. PARENT COMPANY’s SALES

	2004	2003
	(million euros)	(million euros)

OIL & GAS SALES
First quarter	909	1 230
Second quarter	1 125	989

	2 034	2 219

SERVICES PERFORMED
First quarter	293	294
Second quarter	327	289

	620	583

GLOBAL AMOUNT
First quarter	1 202	1 524
Second quarter	1 452	1 278

	2 654	2 802